Marie. S. Dreher								EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 5,770 shares in the Company's 401(k) plan and 3,055 shares in the Company's
Supplemental Savings & Investment Plan (SSIP) and directly holds
1,760 shares of unvested Restricted Stock, which may vest over the next three years.

Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase
18,000 shares of the Issuer's Common Stock at $16.87 per share.

The Reporting Person was granted an option on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 30,000 shares of the Issuer's Common Stock at $12.24 per share.

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 20,000 shares of the Issuer's Common Stock at $11.68 per share.